September 27, 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Golden Telecom, Inc. CIK: 0001089874 Form Type: S-3 File Number: 333-113836

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Golden Telecom, Inc. (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-3, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2004. Pursuant to the Registration Statement, the Company proposed to register shares of common stock, par value $.01 per share, of the Company (the “Common Stock”) for offer and sale to the public by certain selling stockholders of the Company.

The Registration Statement has not been declared effective by the Commission and no shares of Common Stock have been sold pursuant to the Registration Statement.

The Company understands that the application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed unless, within 15 calendar days after the application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.

The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

If you have any questions regarding this request for withdrawal, please contact William Greason (tel: 212-408-5527) of Chadbourne & Parke LLP, counsel for the Company.

Very truly yours,

GOLDEN TELECOM, INC.

By:	/s/ ALEXANDER VINOGRADOV Alexander Vinogradov President and Chief Executive Officer

VIA EDGAR

cc:	William Greason, Esq., Chadbourne & Parke LLP